

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2014

Via E-mail
Mr. Bryan A. Giglia
Chief Financial Officer
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, CA 92656

> **Re:** **Sunstone Hotel Investors, Inc.**
> **Form 10-K**
> **Filed February 25, 2014**
> **File No. 1-32319**
>
> **Sunstone Hotel Investors, Inc.**
> **Schedule 14A**
> **Filed March 25, 2014**
> **File No. 1-32319**

Dear Mr. Giglia:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Operating Activities, page 34

1.   We refer to your table on page 44 where you reconcile FFO to net income. We note that your reconciliation adjusts for preferred stock dividends and redemption charges, which is inconsistent with the FFO measure as defined by NAREIT. In future Exchange Act reports, please revise to remove this adjustment and confirm that your FFO measure is as defined by NAREIT. Alternatively, please rename the performance indicator.

4. Discontinued Operations, page F-22

2. We note that a gain of $51.6 million was recognized for the sale of the Rochester Portfolio. Please provide us with your analysis of how you calculated and determined the accounting for the gains in the transaction, including the gains that were deferred. Please cite the applicable guidance in your response. In addition, please expand upon the redemption terms of the Preferred Equity Investment.

Schedule 14A

General

3. In future Exchange Act reports, please revise the "say on pay" proposal to comply with Compliance and Disclosure Interpretations Exchange Act Rules 169.07.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Jennifer Gowetski, Staff Attorney, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant